EXHIBIT 99.2

November 10, 2017	News Release 17-20

Pretivm Reports Third Quarter Results

Vancouver, British Columbia November 10, 2017; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to report financial and operating results for the third quarter ended September 30, 2017.

In the news release all quoted figures are in USD$ unless otherwise noted. The Company uses the following non-IFRS measures: total cash costs, all-in sustaining costs (“AISC”), average realized gold price, average realized margin, adjusted earnings (loss), and adjusted earnings (loss) per basic share. Refer to the Company’s Management Discussion and Analysis and the “Non-IFRS Financial Performance Measures” section at the end of this news release for an explanation and discussion of these non-IFRS measures.

Third Quarter 2017 Overview

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Commercial production was declared at the Brucejack Mine at the onset of the third quarter and announced on July 3, 2017.

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Production totaled 82,203 ounces of gold and 83,233 ounces of silver.

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Mill feed grade averaged 10.5 grams per tonne gold.

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Gold recoveries averaged 96.5%.

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Process plant throughput averaged 2,840 tonnes per day for a total of 261,262 tonnes of ore.

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Cash and cash equivalents was $53.8 million, with a working capital surplus of $7.2 million as at September 30, 2017 which was an improvement from the working capital deficit of $12.9 million as at June 30, 2017.

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Revenue of $70.9 million was generated on sale of 55,413 of gold and 19,848 ounces of silver.

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Total cost of sales was $44.9 million or $810 per ounce of gold sold. Total cash cost was $656 per ounce of gold sold and AISC was $788 per ounce of gold sold. As gold sales catch-up with production, total cash costs and AISC per ounce sold are expected to decrease.

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Earnings from mine operations were $26.0 million.

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Net loss was $7.0 million. Adjusted earnings were $8.3 million.

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Cash generated by operations was $47.5 million.

Operating Results

	Three and nine(1) months ended September 30,
		2017	2016
Ore mined	t	271,534	-
Mining rate	tpd	2,951	-
Ore milled	t	261,262	-
Head grade	g/t Au	10.5	-
Recovery	%	96.5	-
Mill throughput	tpd	2,840	-
Gold ounces produced(2)	oz.	82,203	-
Silver ounces produced	oz.	83,233
Gold ounces sold	oz.	55,413	-
Silver ounces sold	oz.	19,846	-
The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).
(1) As commercial production commenced on July 1, 2017 operating results for the nine and three-months ended September 30, 2017 were equivalent.
(2) Gold ounces produced for the nine-months ended September 30, 2017 excludes 8,510 ounces produced in the pre-commercial production period.

Gold and silver production

During the three months ended September 30, 2017, the Brucejack Mine produced 82,203 ounces of gold and 83,233 ounces of silver from low-grade stockpiles, development muck and stope ore. There is no comparable information as the Brucejack Mine achieved commercial production on July 1, 2017.

In July, the mill feed was predominantly from low-grade stockpiles and development muck. As the mine ramp-up progressed through the quarter, more stope ore was fed directly to the mill which improved our production results.

During the quarter, the Company sold 55,413 ounces of gold and 19,846 ounces of silver. As at September 30, 2017, there were 7,984 ounces of gold doré and 26,493 ounces of gold in concentrate in finished goods. These ounces will be sold in the fourth quarter of 2017.

Mining

During the three months ended September 30, 2017, a total of 271,534 tonnes of ore was mined, equivalent to mining rates of 2,951 tonnes per day.

Underground development continued to advance through the third quarter and subsequently reached design-level production. Long-hole drilling is currently drilling off stopes at a rate of approximately 230 meters per day. Currently 8 stopes are operational, 3 stopes are available for drilling and an additional 31 stopes are in various stages of being developed.

Processing

During the three months ended September 30, 2017, a total of 261,262 tonnes ore, equivalent to a throughput rate of 2,840 tonnes per day, was processed.

The mill feed grade was 10.5 grams per tonne gold and recovery was 96.5%. We continue to review the mill process to optimize recoveries. We plan to complete the implementation of a grade control system with the target of achieving steady-state production by the end of 2017.

With the grade ramping up and the mill now exclusively processing stope ore, production of doré and flotation concentrate has increased. All of the main operating units in the mill building are performing as expected, and the plant is consistently operating at nameplate capacity of 2,700 tonnes per day or better. Optimization of the gold recovery process is ongoing and the start-up issues encountered within the gold room have been addressed.

Sustaining capital

During the nine months ended September 30, 2017, the Company spent $5.0 million on sustaining capital. Sustaining capital expenditures included the paste booster station, the grade control sampling station and gravity lab and normal course deferred development costs incurred during production. All development costs to build new ventilation raises and ramps that enable the Company to physically access ore underground are capitalized.

2017 Exploration Program

The 2017 regional grass-roots exploration program was designed to follow-up on the results from the 2016 program and evaluate priority areas identified on our extensive property as far as 20 kilometers east of the Brucejack Mine. Prospecting, sampling, surveying and mapping completed as part of the 2017 program were delayed due to the late snow melt. Results continue to be compiled to refine drill targets for testing in 2018.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the 2017 regional grass-roots exploration program.

Financial Results

		Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars, except per share or per oz)		2017	2016	2017	2016

Revenue		$70,875	-	70,875	-
Earnings from mine operations(1)		$25,963	-	25,963	-
Net loss for the period		$(6,975)	(15,115)	(13,733)	(52,648)
Per share - basic	$/share	(0.04)	(0.08)	(0.08)	(0.30)
Per share - diluted	$/share	(0.04)	(0.08)	(0.08)	(0.30)

Adjusted earnings (loss) (1)		$8,294	(2,816)	(973)	(4,455)
Per share - basic (1)	$/share	0.05	(0.02)	(0.01)	(0.03)

Total cash and cash equivalents		$53,774	178,494	53,774	178,494
Total assets		$1,673,601	1,348,184	1,673,601	1,348,184
Long-term debt		$639,975	408,875	639,975	408,875

Total cash costs (1)	$/oz	656	-	656	-
All-in sustaining costs (1,2)	$/oz	788	-	-	-

Average realized price (1)	$/oz	1,281	-	1,281	-
Average realized cash margin (1)	$/oz	625	-	625	-

(1) Refer to the "Non-IFRS Financial Performance Measures" section for a reconciliation of these amounts.
(2) All-in sustaining costs for the nine-months ended September 30, 2017 were not disclosed as commercial production only commenced on July 1, 2017

Working Capital and Liquidity

Our working capital as at September 30, 2017 was a surplus of $7.2 million which was an improvement from the working capital deficit of $12.9 million as at June 30, 2017. Working capital items other than cash and cash equivalents consisted of inventories of $31.9 million (valued at cost), receivables and other of $15.6 million and accounts payable and accrued liabilities of $93.1 million.

Cash generated by operations of $47.5 million for the three months ended September 30, 2017 reflects the first quarter with revenue as we achieved commercial production on July 1, 2017.

Our cash and cash equivalents as at September 30, 2017 totaled $53.8 million decreasing $88.0 million from $141.8 million at December 31, 2016. The decrease in cash is largely attributable to the completion of construction of the Brucejack Mine offset by cash flow from operations in the third quarter, the completed offering of convertible notes and the final advance under the senior secured term credit facility.

Three months ended September 30, 2017 compared to the three months ended September 30, 2016

Net loss for the three months ended September 30, 2017 was $7.0 million compared to $15.1 million for the comparable period ended September 30, 2016. The decrease in the loss was mainly attributed to earnings generated from operations offset by an increase in interest and finance expense. Earnings from mine operations were $26.0 million for the quarter ended September 30, 2017 compared to nil in the comparable period as the Company did not have mine operations in 2016.

Net comprehensive loss for the three months ended September 30, 2017 was $7.0 million compared to net comprehensive loss of $21.9 million for the comparable period ended September 30, 2016. In the comparable period, comprehensive loss included $6.8 million from the translation of CAD functional currency results into the presentation currency. Foreign currency translation adjustments will not recur in future periods with the change in functional currency to USD commencing January 1, 2017.

Revenue

Revenue for the three months ended September 30, 2017 was $70.9 million compared to nil in the comparable period as the Company did not have mine operations in 2016. Revenue included a $0.4 million loss on revaluation of derivatives in trade receivables.

The Company sold 55,413 ounces of gold at an average realized price of $1,281 per ounce generating $71.0 million in revenue from contracts with customers. The average London Bullion Market Association (“LBMA”) AM and PM market price over the quarter ended September 30, 2017 was $1,278 per ounce. The Company sold 19,846 ounces of silver which generated $0.3 million in revenue.

Cost of sales

Cost of sales for the three months ended September 30, 2017 was $44.9 million or $810 per ounce of gold sold. Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories.

Production costs

Production costs for the three months ended September 30, 2017 were $33.9 million. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation.

A majority of production costs were incurred in Canadian dollars. During the quarter ended September 30, 2017, the average foreign exchange rate was CAD$1.25 to US$1.00.

Depreciation and depletion

Depreciation and depletion for the three months ended September 30, 2017 was $8.1 million. The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated proven and probable reserves.

Royalties and selling costs

During the three months ended September 30, 2017, the Company incurred $1.8 million in selling costs and $1.1 million in royalty expense. Selling costs included transportation costs which were $1.8 million. Treatment costs and refining charges associated with concentrate sales were netted against revenue.

Total cash costs and AISC

Total cash costs for the three months ended September 30, 2017 were $656 per ounce sold. With the continued improvement to the mill process and higher sales volumes, management expects the total cash costs to improve throughout the remainder of 2017.

AISC for the three months ended September 30, 2017 totaled $788 per ounce sold. Sustaining capital expenditures amounted to $3.5 million (including $925,000 deferred development costs incurred during production).

Our unaudited condensed consolidated interim Financial Statements and Management Discussion and Analysis for the three and nine months ended September 30, 2017 are filed on SEDAR and available on our website at www.pretivm.com.

About Pretivm

Pretivm is ramping-up gold production at the high-grade underground Brucejack mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this news release. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Total cost of sales and cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain investors can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, maintenance and site administration, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently. The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	Three and nine months ended September 30,
(In thousands of US dollars)	2017	2016

Gold ounces sold	55,413	-

Cost of sales per ounce sold reconciliation
Cost of sales	$44,912	$-
Cost of sales per ounce of gold sold	$810	$-

Total cash costs reconciliation
Cost of sales	$44,912	$-
Less: Depreciation and depletion	(8,106)	-
Less: Site share-based compensation	(124)	-
Less: Silver revenue	(324)	-
Total cash costs	$36,358	$-
Total cash costs per ounce of gold sold	$656	$-

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures, accretion on decommissioning and restoration provision, treatment and refinery charges netted against revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	Three months ended September 30,
(In thousands of US dollars, except per share or per oz)	2017	2016
All-in sustaining costs reconciliation
Total cash costs	$36,358	$-
Sustaining capital expenditures (1)	3,526	-
Accretion on decommissioning and restoration provision	146	62
Treatment and refinery charges	1,044	-
Site share-based compensation	124	-
Corporate administrative costs (2)	2,484	2,894
Total all-in sustaining costs (3)	$43,682	$2,956
All-in sustaining costs per ounce of gold sold	$788	$-
(1)Sustaining capital expenditures includes deferred development costs
(2)Includes the sum of corporate administrative costs per the statement of loss and comprehensive loss, excluding depreciation within those figures.
(3)All-in sustaining costs for the nine-months ended September 30, 2017 were not disclosed as commercial production only commenced on July 1, 2017.

Total cash costs and AISC reconciliation

Total cash costs and AISC are calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce sold are used by management and investors to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers less silver revenue divided by gold ounces sold. Average realized margin represents average realized price per gold ounce sold less total cash costs per ounce sold.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	Three and nine months ended September 30,
(In thousands of US dollars, except per share or per oz)	2017	2016

Revenue from contracts with customers	$71,323	$-
Less: Silver revenue	(324)	-
Gold revenue(1)	$70,999	$-
Gold ounces sold	55,413	-
Average realized price	$1,281	$-
Less: Total cash costs per gold ounce sold	(656)	-
Average realized cash margin per gold ounces of gold sold	$625	$-
(1)Gold revenue excludes the loss on revaluation of derivatives in trade receivables related to provisional pricing adjustments.

Adjusted earnings (loss) and adjusted basic earnings (loss) per share

Adjusted earnings (loss) and adjusted basic earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures helps management and investors evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings (loss) is defined as net income (loss) adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: gain (loss) on financial instruments at fair value, accretion on convertible notes, impairment provisions and reversals and deferred income taxes. Adjusted basic earnings (loss) per share is calculated using the weighted average number of shares outstanding under the basic method of earnings (loss) per share as determined under IFRS. The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	Three months ended September 30,		Nine months ended September 30,
(In thousands of US dollars, except per share or per oz)	2017	2016	2017	2016

Basic weighted average shares outstanding	181,317,140	178,932,680	180,943,434	170,434,634

Adjusted loss and adjusted basic loss per share reconciliation

Net loss for the period	$(6,975)	$(15,115)	$(13,733)	$(52,648)
Adjusted for:
Loss on financial instruments at fair value	14,210	17,002	17,970	66,562
Accretion on convertible notes	1,404	-	1,404	-
Deferred income taxes	(345)	(4,703)	(6,614)	(18,369)
Adjusted earnings (loss)	$8,294	$(2,816)	$(973)	$(4,455)
Adjusted basic earnings (loss) per share	$0.05	$(0.02)	$(0.01)	$(0.03)

Additional non-IFRS financial measures

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate administrative costs, foreign exchange gains (losses), derivative costs, interest and finance income and expense and taxation.

“Working capital” is defined as current assets less current liabilities and provides useful information to management and investors about liquidity of the Company.

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the future price of silver and gold; the results, the adequacy of Pretivm's financial resources; the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate; realization of mineral reserve and resource estimates; timing of development of Pretivm's Brucejack Mine; costs and timing of future exploration; results of future exploration and drilling; production and processing estimates; capital and operating cost estimates; statements relating to the economic viability of the Brucejack Mine, including timing, mine life, total tonnes mined and processed and mining operations; completion of ramp-up to production and positive cash flow; timing and receipt of approvals, consents and permits under applicable legislation; our relationship with community stakeholders; environmental matters; Pretivm's executive compensation approach and practice; and, statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 30, 2017 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.